BROOKFIELD RENEWABLE PARTNERS L.P.

73 FRONT STREET, 5TH FLOOR

HAMILTON HM 12

BERMUDA

May 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Brookfield Renewable Partners L.P.

Registration Statement on Form F-3, filed May 4, 2020

File No. 333-237996

Reference is made to the Registration Statement on Form F-3 (File No. 333-237996) (the “Registration Statement”) filed by Brookfield Renewable Partners L.P. (the “Registrant”) on May 4, 2020.

Please be advised that the Registrant hereby amends the face page of the Registration Statement, as filed with the Securities and Exchange Commission on May 4, 2020, in order to supersede and replace the previous delaying amendment included in that filing with the following language:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions, please contact Mile Kurta of Torys LLP at 212-880-6363.

Very Truly Yours, Brookfield Renewable Partners L.P., by its General Partner, Brookfield Renewable Partners Limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary